SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2015

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY 11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

The Dime Savings Bank of
Williamsburgh 401(k) Plan

Financial Statements as of
December 31, 2015 and 2014, and
for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public Accounting Firm

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee and the Audit Committees
  of The Dime Savings Bank of Williamsburgh and Dime
  Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Dime Savings Bank of Williamsburgh 401(k) Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

New York, New York
June 22, 2016

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
TOTAL INVESTMENTS AT FAIR VALUE	$45,559,767	$44,046,128
EMPLOYER CONTRIBUTIONS RECEIVABLE	661,914	668,116
NOTES RECEIVABLE FROM PARTICIPANTS	743,831	766,798
NET ASSETS AVAILABLE FOR BENEFITS	$46,965,512	$45,481,042
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
INVESTMENT INCOME:
Total net depreciation in fair value of investments	(161,826)
Interest and dividend income	1,264,590
TOTAL INVESTMENT INCOME	1,102,764

CONTRIBUTIONS:
Participant contributions	1,462,941
Rollover contributions	40,825
Employer contributions	661,914
TOTAL CONTRIBUTIONS	2,165,680

BENEFITS PAID TO PARTICIPANTS	(1,623,313)

ADMINISTRATIVE EXPENSES	(160,661)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,484,470

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	45,481,042

End of year	$46,965,512

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.	General – The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b.	Eligibility and Participation – Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.	Contributions – Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted. Under the Plan's adoption agreement for Pentegra Services, Inc. volume submitter 401(k) profit sharing plan, a 3% safe harbor employer contribution is required to be made annually by the Bank.

The annual safe harbor employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  A contribution of $661,914 was made in March 2016, reflecting benefits for the year ended December 31, 2015.

d.	Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's or Bank’s contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.	Vesting – All participants are 100% vested in the value of both participant and employer contribution to the Plan and any investment income that these funds may earn. Participant contributions and earnings thereon are nonforfeitable.

f.	Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan. As of December 31, 2015, there were twenty-one diversified registered mutual fund investment options available in the Plan, an employer stock fund and a stable value fund.

All investment options are participant directed.  Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

g.	Notes Receivable from Participants – Notes receivable from participants (or “Participant loans”) are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Participant loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Participants are permitted a maximum of two loans at any time under the Plan.  Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years.  At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipients’ participant accounts.  Loan repayments are made by automatic payroll deductions and are fully applied back into the recipients’ participant benefit accounts.

The following is a reconciliation of activity for notes receivable from participants:

At or for the Year Ended December 31, 2015
Balance at the beginning of the period	$766,798
Loans originated	351,300
Loan principal repayments*	(347,434)
Distributions	(26,833)
Balance at the end of the period	$743,831

* Total repayments were $378,060 including $30,626 of interest during the year ended December 31, 2015.

h.	Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

i.	Plan Termination – Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2015, the Plan elected to early adopt the provisions of Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). As a result of the adoption of ASU 2015-07, the Plan's investment in the Stable Value Collective Trust Fund, which, as a practical expedient, is measured using its net asset value per share, is not categorized within the fair value measurement hierarchy. The adoption of ASU 2015-07 had no effect on the Plan's net assets available for benefits or changes therein.

In July 2015, the FASB issued ASU 2015-12 " Plan Accounting: Defined Contribution Pension Plans (Topic 962)" ("ASU 2015-12"), which amended various disclosure requirements applicable to investments held by various defined contribution benefit plans.  ASU 2015-12 clarifies that a plan's investments in stable value funds are not fully benefit responsive investment contracts ("FBRICS"), and should be measured and presented only at Net Asset Value ("NAV"). ASU 2015-12 also eliminates or simplifies various disclosure requirements applicable to plan investments. Adoption of ASU 2015-12 resulted in the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The Plan elected to early adopt ASU 2015-12, which required retrospective application to all periods presented. The adoption of ASU 2015-12 had no effect on the Plan's net assets available for benefits or changes therein. However, investments at fair value was reduced by $183,790 from the amount previously reported as of December 31, 2014, and an adjustment from fair value to contract value of $183,790 as of December 31, 2014 for FBRICS was eliminated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.	Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.	Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

c.	Risks and Uncertainties – The Plan provides for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, and liquidity risks and overall market volatility. Due to the level of risk associated with certain investments, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.	Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. All mutual fund investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year (level 1 inputs).

The Plan's Stable Value Collective Trust Fund investment (the "Fund") is measured at NAV, as reported by the manager of the Fund, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date .  The Fund provides for daily redemptions by the Plan participants. Full liquidation of the Fund requires a twelve-month advance notification.  There are no other redemption restrictions, provisions or advance notification requirements.

The common stock held in the Employer Stock Fund, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year (level 1 input).  The liquid money market fund investment held in the Employer Stock Fund is also deemed a level 1 valuation as it is readily convertible to cash.  The Employer Stock Fund includes an investment in liquid money market funds of $239,652 at December 31, 2015 and $204,533 at December 31, 2014.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.	Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge participants all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

f.	Reclassification – Certain amounts as of December 31, 2014 have been reclassified to conform to their presentation as of December 31, 2015.

4.	FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820 the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at the dates indicated.

		Fair Value Measurements at December 31, 2015 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$22,957,183	$22,957,183	$-	$-
Stable Value Collective Trust Fund(1)	12,592,665	-	-	-
Employer stock fund	10,009,919	10,009,919	-	-
TOTAL	$45,559,767
(1)	Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 during 2015.

		Fair Value Measurements at December 31, 2014 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$22,032,034	$22,032,034	$-	$-
Stable Value Collective Trust Fund(1)	12,982,187	-	-	-
Employer stock fund	9,031,907	9,031,907	-	-
TOTAL	$44,046,128
(1)	Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2015 and 2014, the Plan held 555,781 and 542,222 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $307,659 during the year ended December 31, 2015.

Notes receivable from participants reflect party-in-interest transactions.

The Plan's payments of administrative expenses for recordkeeping fees to Pentegra Services, Inc. in the amount of $160,661 also qualify as party-in-interest transactions.  Certain administrative fees are paid by the Plan Sponsor. Investment management fees, which are considered party-in-interest transactions, are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

6.	FEDERAL INCOME TAX STATUS

The Plan was designed under the Pentegra Services, Inc. Volume Submitter Profit Sharing Plan. The Volume Submitter Profit Sharing Plan received a favorable tax opinion letter dated March 31, 2014. The Plan has been amended from the original Volume Submitter document;  however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$46,965,512	$45,481,042
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	183,790
Net Assets Per Form 5500	$46,965,512	$45,664,832

For the Year Ended December 31, 2015
Increase in net assets available for benefits per the financial statements	$1,484,470
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(183,790)
Net income per Form 5500	$1,300,680

*******

SUPPLEMENTAL SCHEDULE

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

Name of plan sponsor:	The Dime Savings Bank of Williamsburgh
Employer identification number:	11-0685750
Three-digit plan number:	002
(a)	(b)	(c)	(d)	(e)
Party In Interest	Identity of Issue	Description of Investments	Cost	Current Value
	REGISTERED MUTUAL FUNDS:
	American Beacon	Large Cap Value Fund	**	$1,904,968
	Dimensional Fund Advisors	US Small Cap Portfolio Fund	**	4,081,274
	American Europacific	International Growth Fund R6	**	1,453,541
	T Rowe Price	Blue Chip Growth Fund Advisor	**	1,997,429
	Vanguard	REIT Index Admiral Fund	**	342,435
	Vanguard	Target Retirement 2010 Fund	**	123
	Vanguard	Target Retirement 2015 Fund	**	458,102
	Vanguard	Target Retirement 2020 Fund	**	777,311
	Vanguard	Target Retirement 2025 Fund	**	513,771
	Vanguard	Target Retirement 2030 Fund	**	609,951
	Vanguard	Target Retirement 2035 Fund	**	36,130
	Vanguard	Target Retirement 2040 Fund	**	15,199
	Vanguard	Target Retirement 2045 Fund	**	90,823
	Vanguard	Target Retirement 2050 Fund	**	60,327
	Vanguard	Target Retirement 2055 Fund	**	57,713
	Vanguard	Target Retirement 2060 Fund	**	76,701
	Vanguard	Mid Cap Index Admiral Fund	**	1,668,528
	Vanguard	500 Index Admiral	**	4,339,599
	Dodge & Cox	Income Fund	**	3,435,661
	Vanguard	Target Retirement Income Fund	**	810,467
	Vanguard	Inflation-Protected Securities Fund	**	227,130
	Total Registered Mutual Funds			$22,957,183
	STABLE VALUE COLLECTIVE TRUST FUND:
	Pentegra Asset Management	Wells Fargo Stable Value Class C Fund	**	$12,592,665
	EMPLOYER STOCK FUND:
*	Dime Community Bancshares, Inc.	Employer Common Stock Fund	**	10,009,919
	PARTICIPANT LOANS
*		Participant Loans Receivable (interest rates ranging from 4.25% to 8.75%)	**	743,831
		TOTAL		$46,303,598

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 22, 2016	/s/ VINCENT F. PALAGIANO
Vincent F. Palagiano
Chairman of the Board and Chief Executive Officer

Dated: June 22, 2016	/s/ MICHAEL PUCELLA
Michael Pucella
Executive Vice President and Chief Accounting Officer
(Principal Financial Officer)